Mail Stop 6010
Via Facsimile and U.S. Mail

July 24, 2007

Mr. Kevin J. McNamara
President and Chief Executive Officer
Chemed Corporation
2600 Chemed Center
255 East Fifth Street
Cincinnati, Ohio 45202

> **Re:** **Chemed Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 001-08351**

Dear Mr. McNamara:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant